Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(In thousands)	2010	2011	2012	2013	2014
Computation of Earnings:
Pre-tax earnings from continuing operations, excluding equity in earnings of unconsolidated affiliates	$201,949	$215,233	$255,027	$299,996	$287,154
Plus: Fixed charges	15,611	17,797	19,669	32,529	87,029
Plus: Amortization of capitalized interest	142	121	115	91	91
Plus: Distributed earning from equity investees	—	800	1,830	3,073	3,630
Less: Capitalized interest	54	85	43	24	—
Earnings	$217,648	$233,866	$276,598	$335,665	$377,904
Fixed Charges:
Interest expense and amortization of deferred financing costs on all indebtedness	$13,446	$15,311	$16,950	$29,525	$83,285
Capitalized interest	54	85	43	24	—
Estimate of interest component of rental expenses	2,111	2,401	2,676	2,980	3,744
Fixed charges	$15,611	$17,797	$19,669	$32,529	$87,029
Ratio of earnings to fixed charges	13.9x	13.1x	14.1x	10.3x	4.3x